Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements(Form S-8 No. 333-64285, Form S-8 No. 333-134699, Form S-8 No. 333-134700 and Form S-8 No. 333-166953) pertaining to the 1993 Stock Plan for Employees and Directors of Littelfuse, Inc., the Littelfuse Inc. Outside Directors’ Stock Option Plan, the Littelfuse Inc. Equity Incentive Compensation Plan and the Littelfuse, Inc. Long-Term Incentive Plan of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedule of Littelfuse, Inc. and the effectiveness of internal control over financial reporting of Littelfuse, Inc., included in the Annual Report (Form 10-K/A) for the year ended January 2, 2010.
/s/ Ernst & Young LLP
Chicago, Illinois
July 23, 2010